Exhibit 12.1
American Airlines Group Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(In millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) before income taxes	$3,084	$4,299	$4,616	$3,212	$(2,180)
Add: Total fixed charges (per below)	2,028	1,956	1,836	1,931	1,983
Less: Interest capitalized	49	45	52	61	47
Total earnings (loss) before income taxes	$5,063	$6,210	$6,400	$5,082	$(244)
Fixed charges:
Interest (1)	$1,102	$1,036	$932	$948	$902
Portion of rental expense representative of the interest factor	926	920	904	983	1,081
Total fixed charges	$2,028	$1,956	$1,836	$1,931	$1,983
Ratio of earnings to fixed charges	2.5	3.2	3.5	2.6	—
Coverage deficiency	$—	$—	$—	$—	$2,227

(1)	The twelve months ended December 31, 2014 includes non-cash interest accretion related to Bankruptcy Settlement Obligations.